SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)

Anacomp, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

03237E108

(CUSIP Number)

Special Value Investment Management, LLC
11100 Santa Monica Boulevard, Suite 210
Los Angeles, California 90025
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 8 Pages

CUSIP No. 03237E108	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Special Value Investment Management, LLC (IRS ID# 95-4759860)(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		1,115,185 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0 shares

WITH
	10	SHARED DISPOSITIVE POWER

1,115,185 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,115,185 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.66%(2)

14	TYPE OF REPORTING PERSON

IA, OO

(1)	Special Value Investment Management, LLC serves as investment advisor to, inter alia, Special Value Bond Fund, LLC, a Delaware limited liability company (“Fund I”), Special Value Bond Fund II, LLC, a Delaware limited liability company (“Fund II”), and Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“Fund III”) which are the registered holders of a portion of the shares of Anacomp common stock beneficially owned by Special Value Investment Management, LLC.

(2)	Based on 4,032,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of December 19, 2002, as reported by Anacomp, Inc. in its Form 10-K for the fiscal year ended September 30, 2002, filed on December 27, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03237E108	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SVIM/MSM II, LLC (IRS ID#52-2263031)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		907,060 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0 shares

WITH
	10	SHARED DISPOSITIVE POWER

907,060 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

907,060 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.50%(1)

14	TYPE OF REPORTING PERSON

OO

(1)	Based on 4,032,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of December 19, 2002, as reported by Anacomp, Inc. in its Form 10-K for the fiscal year ended September 30, 2002, filed on December 27, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03237E108	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		1,115,185 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0 shares

WITH
	10	SHARED DISPOSITIVE POWER

1,115,185 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,115,185 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.66%(1)

14	TYPE OF REPORTING PERSON

IN

(1)	Based on 4,032,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of December 19, 2002, as reported by Anacomp, Inc. in its Form 10-K for the fiscal year ended September 30, 2002, filed on December 27, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03237E108	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Tennenbaum & Co., LLC (IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		1,115,185 shares

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0 shares

WITH
	10	SHARED DISPOSITIVE POWER

1,115,185 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,115,185 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.66%(1)

14	TYPE OF REPORTING PERSON

OO

(1)	Based on 4,032,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of December 19, 2002, as reported by Anacomp, Inc. in its Form 10-K for the fiscal year ended September 30, 2002, filed on December 27, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 2 to Schedule 13D relating to Anacomp, Inc., an Indiana corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on May 20, 2002, as amended by Amendment No. 1 thereto filed with the Commission on June 27, 2002 (together, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 2. Identity and Background.

               The information in Item 2 is hereby amended and restated as follows:

               (a) This Statement is being filed by Special Value Investment Management, LLC, a Delaware limited liability company (“SVIM”), SVIM/MSMII, LLC, a Delaware limited liability company (“SVIM/MSMII”), Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”), and Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”). SVIM, SVIM/MSMII, Mr. Tennenbaum and TCO (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

               (b) The address of the Reporting Persons’ principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025.

               (c) The principal business of SVIM is investment advising. Its managing member is TCO. The principal business of SVIM/MSMII is serving as managing member of Special Value Bond Fund II, LLC, a Delaware limited liability company (“Fund II”). Its managing member is TCO. Mr. Tennenbaum’s principal occupation is serving as managing member of TCO. The principal business of TCO is making investments and managing assets. Its managing member is Mr. Tennenbaum.

               (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

               (e) During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Mr. Tennenbaum is a United States Citizen.

Item 4. Purpose of Transaction.

               The information in Item 4 is hereby amended and restated as follows:

               On December 27, 2002, the Reporting Persons submitted a notice to the Issuer which, as subsequently amended, nominated a slate of directors for election at the Issuer’s 2003 Annual Meeting of Shareholders. The amended notice is attached hereto as Exhibit 2 and incorporated herein by reference.

               Except as set forth in the attached notice, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters. The Reporting Persons retain the right to change their investment intent, make further acquisitions of the Issuer’s shares of Common Stock from one or more sellers in the open market or otherwise and/or to dispose of all or a portion of the shares of Common Stock in the open market.

Item 7. Exhibits.

               The information in Item 7 is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement.*

Exhibit 2	Notice dated December 27, 2002, as amended, submitted by the Reporting Persons to the Issuer.

*	Previously filed.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2002	SPECIAL VALUE INVESTMENT MANAGEMENT, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSMII, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum
	Name:	Michael E. Tennenbaum
	Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum Michael E. Tennenbaum

Exhibit Index

Exhibit 1	Joint Filing Agreement.*

Exhibit 2	Notice dated December 27, 2002, as amended, submitted by the Reporting Persons to the Issuer.

*	Previously filed.